SECOND AMENDMENT DATED DECEMBER 17, 1998 TO 401(K) PLAN

               The Plan is hereby amended, effective (unless otherwise indicated) as of December 21, 1998, as follows:

               1.   Section 1.8 is restated to read as follows:

               Company Stock .......... Shares  of Common  Stock issued  by
                                        DST Systems, Inc., which shares are
                                        readily tradable on  an established
                                        securities exchange.

               2.   The  third sentence of  the first paragraph  of Section
          6.4 is restated to read as follows:

               The Trustee may acquire shares of Company Stock through open-market or privately negotiated purchases or from DST Systems, Inc., and any purchase of Company Stock from DST Systems, Inc. or any other party in interest under Section 3(14) of ERISA shall be made only at a price not less favorable to the Plan than the price for Company Stock on the New York Stock Exchange.

               3. Section 6.4 is further amended by adding, effective as of January 1, 1998, the following new paragraph at the end thereof:

                    If   all  or   a  portion   of   a  Participant's   (or
               Beneficiary's) Account is invested in the Company Stock Fund, he will be entitled to give confidential directions to the Trustee as to the voting of shares of Company Stock allocated to his Account on all matters presented for a vote of shareholders. Each Participant (or Beneficiary) having shares of Company Stock allocated to his Account as of the record date for voting at a shareholder meeting shall be provided with the proxy statement provided to all shareholders, together with a form upon which confidential voting directions may be given to an independent third party (designated by the Administrative Committee) who will tabulate votes and provide instructions to the Trustee as to the voting of such shares as directed by Participants (or Beneficiaries). The third party shall not disclose the confidential voting directions of any individual Participant (or Beneficiary) to any Employer, the Administrative Committee, the Trustee or to DST Systems, Inc. Any shares of Company Stock held by the Trust with respect to which voting directions are not received from Participants (or Beneficiaries) shall not be voted; provided, however, that effective as of December 21, 1998, such shares shall be voted by the Trustee in the manner directed by the Administrative Committee.

               4.   Section  6.4  is  further   amended,  effective  as  of
          December 11, 1998, by adding the following new paragraph at the end thereof:

                    As a result  of the merger whereby  USCS International,
               Inc. became a wholly-owned subsidiary of DST Systems, Inc. in December 1998, shares of common stock of USCS International, Inc. held in the Company Stock Fund are converted into shares of common stock of DST Systems, Inc. In connection with such conversion of shares, participants will be prohibited from directing the Trustee to take any action with regard to existing shares held in the Company Stock Fund during the "Blockout Period." The Blockout Period shall begin on December 11, 1998, and shall end at such time as all administrative actions are completed to implement and reflect the conversion of the shares. Any 401(k) Savings Contributions made by Participants during the Blockout Period which are directed by Participants to be invested in the Company Stock Fund shall be invested in shares of common stock of DST Systems, Inc.